UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
Pacific Office Properties Trust, Inc.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
694714106

(CUSIP Number)
Kimberly F. Aquino
841 Bishop Street Suite 1700
Honolulu, HI 96813
(808) 544-1283

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 19, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	694714106

1	NAMES OF REPORTING PERSONS Shidler Equities L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Hawaii

	7	SOLE VOTING POWER

NUMBER OF		423,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		423,500

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

423,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	694714106

1	NAMES OF REPORTING PERSONS Shidler Equities Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Hawaii

	7	SOLE VOTING POWER

NUMBER OF		423,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		423,500

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

423,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	694714106

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Jay H. Shidler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		423,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		423,500

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

423,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Pacific Office Properties Trust, Inc. (the “Company”). The Company’s principal executive offices are located at 233 Wilshire Blvd., Suite 830, Santa Monica, California 90401.
Item 2.	Identity and Background
(a)	This statement is filed by:
(i) Shidler Equities L.P., a Hawaii limited partnership (“Shidler LP”), with respect to the shares of Common Stock directly owned by it;
(ii) Shidler Equities Corp., a Hawaii corporation (“Shidler Corp.”), with respect to the shares of Common Stock directly owned by Shidler LP; and
(iii) Jay H. Shidler, with respect to the shares of Common Stock directly owned by Shidler LP.

The foregoing persons are hereinafter collectively referred to as “Shidler.” Any disclosures herein with respect to persons other than Shidler are made on information and belief after making inquiry to the appropriate party.
(b)	The business address of Shidler is 841 Bishop Street Suite 1700, Honolulu, HI 96813.

(c)	The principal business of Shidler LP is serving as a private investment limited partnership. The principal business of Shidler Corp. is serving as the general partner of Shidler LP. Mr. Shidler serves as the President and a director of Shidler Corp. Mr. Shidler is the founder and managing partner of The Shidler Group, the principal business of which is the acquisition and management of real estate properties. See (b) above for the address of The Shidler Group. Mr. Shidler is also the chairman of the board of directors of the Company, First Industrial Realty Trust, Inc. and Corporate Office Properties Trust and a private investor in real estate. The business address of First Industrial Realty Trust, Inc. is 311 South Wacker Drive Suite 4000, Chicago, IL 60606. The business address of Corporate Office Properties Trust is 6711 Columbia Gateway Drive Suite 300, Columbia, Maryland 21046.

(d)	Shidler has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Shidler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Shidler LP is a limited partnership organized under the laws of Hawaii. Shidler Corp. is a corporation incorporated under the laws of Hawaii. Mr. Shidler is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Consideration

In connection with the transactions contemplated by the Master Formation and Contribution Agreement, dated as of October 3, 2006, as amended (the “Master Agreement”), Arizona Land Income Corporation, an Arizona corporation (“AZL”), entered into a subscription agreement, dated December 12, 2007 (the “Subscription Agreement”), pursuant to which the Company agreed to issue 1,180,000 shares of Common Stock with an aggregate purchase price of $6.35 million to Mr. Shidler and certain signatories identified therein or their respective assigns. Pursuant to the terms of the Subscription Agreement, Mr. Shidler assigned the rights and obligations under the Subscription Agreement to Shidler LP (which is owned and controlled by Mr. Shidler directly and through Shidler Corp.). On March 19, 2008, upon completion of the transactions contemplated by the Master Agreement and pursuant to the terms of the Subscription Agreement, the Company issued 423,500 shares of Common Stock to Shidler LP, at a price of $5.00 per share, for an aggregate purchase price of $2,117,500 (the “Shares”). The Shares purchased by Shidler LP were purchased with working capital.

As part of the transactions contemplated by the Master Agreement, the Company formed an umbrella partnership, Pacific Office Properties, L.P., a Delaware limited partnership (the “UPREIT”), in which the Company is the sole general partner. On March 19, 2008, the UPREIT acquired ownership interests in nine office properties, which comprise approximately 2.4 million square feet of office space, located in the Honolulu, San Diego and Phoenix metropolitan areas from POP Venture, LLC, a Delaware limited liability company (“POP Venture”). In consideration for the acquired property interests, the UPREIT issued to POP Venture 13,576,165 common units (“Common Units”) and 4,545,300 preferred units

(“Preferred Units”), each of which will become redeemable for shares of the Common Stock no earlier than March 19, 2010. Through his interests in POP Venture, Mr. Shidler is deemed to beneficially own the Common Units and Preferred Units.
Item 4.	Purpose of Transaction

The Shares acquired by Shidler were acquired for the purpose of exercising substantial influence with respect to the affairs of the Company.
Item 5.	Interest in Securities of the Issuer
A.	Shidler Equities L.P.
(a)	Aggregate number of shares beneficially owned: 423,500. Percentage: 14.0%.

(b)	1. Sole power to vote or direct vote: 423,500
2.	Shared power to vote or direct vote: -0-

3.	Sole power to dispose or direct the disposition: 423,500

4.	Shared power to dispose or direct the disposition: -0-
(c)	None.

(d)	Shidler Corp., the general partner of Shidler LP, has the power to direct the affairs of Shidler LP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the Shares. Mr. Shidler is the President and a director of Shidler Corp. and in that capacity directs its operations.

(e)	Not applicable.
B.	Shidler Equities Corp.
(a)	Aggregate number of shares beneficially owned: 423,500. Percentage: 14.0%.

(b)	1. Sole power to vote or direct vote: 423,500
2.	Shared power to vote or direct vote: -0-

3.	Sole power to dispose or direct the disposition: 423,500

4.	Shared power to dispose or direct the disposition: -0-
(c)	None.

(d)	Not applicable.

(e)	Not applicable.
C.	Jay H. Shidler
(a)	Aggregate number of shares beneficially owned: 423,500. Percentage: 14.0%.

(b)	1. Sole power to vote or direct vote: 423,500
2.	Shared power to vote or direct vote: -0-

3.	Sole power to dispose or direct the disposition: 423,500

4.	Shared power to dispose or direct the disposition: -0-
(c)	None.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

A. Subscription Agreement

On December 12, 2007, AZL entered into the Subscription Agreement pursuant to which the Company would issue 1,180,000 shares of Common Stock with an aggregate purchase price of $6.35 million to Mr. Shidler and certain signatories identified therein in connection with the consummation of the transactions contemplated by the Master Agreement. Pursuant to the terms of the Subscription Agreement, Mr. Shidler assigned the rights and obligations under the Subscription Agreement to Shidler LP. The transactions contemplated by the Master Agreement were consummated on March 19, 2008 and the Company issued 423,500 shares to Shidler LP, at a price of $5.00 per share, for an aggregate purchase price of $2,117,500. Additionally, the Company and Shidler LP executed a cross receipt acknowledging the assignment of the rights and obligations of Mr. Shidler under the Subscription Agreement to Shidler LP and the issuance of the Shares to Shidler LP in exchange for an aggregate purchase price of $2,117,500.
Item 7.	Material to Be Filed as Exhibits

1. Joint Filing Agreement.

2. Subscription Agreement dated as of December 12, 2007, by and among AZL and the subscribers identified therein.

3. Cross Receipt dated as of March 19, 2008, between the Company and Shidler LP.

Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2008
Shidler Equities L.P.

By:	Shidler Equities Corp.

By:	/s/ Jay H. Shidler

Jay H. Shidler
President

Date: March 31, 2008
Shidler Equities Corp.

By:	/s/ Jay H. Shidler

Jay Shidler
President

Date: March 31, 2008

By:	/s/ Jay H. Shidler

Jay H. Shidler

Exhibit 1
Joint Filing Agreement
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting persons of a statement on Schedule 13D (including any amendments thereto) with respect to the Common Stock of Pacific Office Properties Trust, Inc. and that this Agreement be included as an Exhibit to such joint filing.
This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.
IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 31st day of March 2008.

Shidler Equities L.P.

By:	Shidler Equities Corp.

By:	/s/ Jay H. Shidler

Jay H. Shidler
President

Shidler Equities Corp.

By:	/s/ Jay H. Shidler

Jay Shidler
President

By:	/s/ Jay H. Shidler

Jay H. Shidler

Exhibit 2
SUBSCRIPTION AGREEMENT
          THIS SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is made and entered into as of the 12th day of December, 2007, by and among Arizona Land Income Corporation, an Arizona corporation (“AZL”), and the subscribers set forth on the signature pages hereto (collectively, the “Subscribers”).
WITNESSETH:
          WHEREAS, AZL and POP Venture, LLC, a Delaware limited liability company (“POP”), have heretofore entered into that certain Master Formation and Contribution Agreement, dated as of October 3, 2006, as amended by that certain Amendment and Exhibit Acknowledgement to Master Formation and Contribution Agreement dated November 2, 2006, that certain Second Amendment and Exhibit Acknowledgement to Master Formation and Contribution Agreement dated December 9, 2006, that certain Third Amendment and Exhibit Acknowledgement to Master Formation and Contribution Agreement dated March 27, 2007 and that certain Fourth Amendment and Exhibit Acknowledgement to Master Formation and Contribution Agreement dated November 9, 2007 (such agreement, as so amended, the “Master Agreement”); and
          WHEREAS, prior to the closing of the Master Agreement (as defined in the Master Agreement, the “Closing”), AZL will form a wholly-owned Maryland subsidiary which will initially be named POP Merger Corporation and will be renamed Pacific Office Properties Trust, Inc. (the “Corporation”); and
          WHEREAS, pursuant to the terms of the Master Agreement, AZL has agreed to sell to designees of POP, concurrently with the Closing and following the Reincorporation Effective Time (as defined in the Master Agreement), shares of the Corporation’s Class A Common Stock, par value $0.0001 per share (the “Common Stock”), for an aggregate purchase price of $5,000,000 and at a price per share equal to $5.00; and
          WHEREAS, pursuant to the terms of the Master Agreement, AZL has further agreed to sell to designees of POP, concurrently with the Closing and following the Reincorporation Effective Time (as defined in the Master Agreement), shares of Common Stock of the Corporation for an aggregate purchase price of $1,350,000 and a price per share of Corporation common stock equal to $7.50; and
          WHEREAS, the Subscribers desire, as the designees of POP, to subscribe for the shares of Common Stock contemplated to be sold pursuant to the Master Agreement, in the amounts set forth opposite each Subscriber’s name on Schedule A to this Agreement, in each case on the terms and subject to the conditions hereinafter set forth;
          NOW, THEREFORE, in consideration of the foregoing, and of the mutual covenants hereinafter contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
1.	Subscription for Shares. Each Subscriber hereby subscribes for the number of shares (the “Shares”) of the Corporation’s Common Stock set forth in Schedule A, attached hereto and by this reference made a part hereof, and agrees to pay the amount set forth in Schedule A for said subscription.

2.	Payment for Shares. The subscription hereto shall be payable in full by the undersigned upon the Closing of the Master Agreement.

3.	Issuance of Shares. Concurrently with the Closing of the Master Agreement and following the Reincorporation Effective Time (as defined in the Master Agreement), AZL shall cause the Corporation to issue the Shares and certificates evidencing such Shares to each of the Subscribers, and the Shares shall thereupon be deemed fully paid and nonassessable.

4.	Stock Certificate Legend. In addition to any other legends required by agreement or required by law, each stock certificate issued pursuant to this Subscription Agreement shall bear the legend in substantially the following form:
The Shares represented by this certificate were acquired on January ___, 2008, without registration under the Securities Act of 1933, as amended, or under any other federal or state securities law. No transfer or sale of these securities or any interest therein may be made except under an effective registration statement under the Securities Act of 1933, as amended, and under any other applicable federal or state securities laws, unless the issuer has received an opinion of counsel satisfactory to it that such transfer or sale does not require such registration and will not otherwise violate any such federal or state securities laws.
5.	Investment Representations. Each Subscriber represents and warrants to AZL that such Subscriber has subscribed to the Shares for investment purposes only, for such Subscriber’s own account, and with no view towards resale or further distribution thereof, in whole or in part, and understands and acknowledges that the Shares are not likely to be readily marketable and that the Shares have not been, nor are they intended to be, registered pursuant to any state or federal law pertaining in any way to the distribution or sale of securities.

6.	Compliance with Securities Laws. No Subscriber shall sell or offer for sale the Shares unless the Shares are covered by an effective registration statement under the Securities Act of 1933, as amended, and any applicable state securities law, or unless an exemption from such registration is applicable thereto.

7.	Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be deemed an original, but all such counterparts shall constitute one and the same instrument.

8.	Governing Law. This Subscription Agreement and its validity, construction and performance shall be governed in all respects by the laws of the State of Maryland.

9.	Third Party Beneficiaries; Waivers and Amendment. The parties hereto acknowledge that each of POP and the Corporation are entitled to rely upon the representations and commitments set forth in this Subscription Agreement, and that each of POP and the Corporation are intended third party beneficiaries to this Subscription Agreement. As such, this Subscription Agreement may be amended, modified, superseded, cancelled, renewed or extended, and the terms and conditions of this Subscription Agreement may be waived, only by a written instrument, (A) if prior to the formation of the Corporation, signed by (i) AZL, (ii) POP and (iii) each of the Subscribers; or (B) if after the formation of the Corporation, signed by (i) the Corporation, (ii) AZL, (iii) POP and (iv) each of the Subscribers.

10.	Assignment. The parties hereto agree that upon the date on which the Corporation has been formed, AZL’s rights and obligations hereunder shall be automatically assigned to and assumed by the Corporation. This Subscription Agreement and the rights, interests and obligations hereunder may be assigned, transferred or delegated by any Subscriber; provided that any assignee must be an “accredited investors” within the meaning of Rule 501 under the Securities Act of 1933, as amended; and provided further that any assignee assumes the obligations of the Subscriber hereunder and agrees in writing to be bound by the terms of this Subscription Agreement in the same manner as such Subscriber. Notwithstanding the foregoing or any other provisions herein, no such assignment shall relieve such Subscriber of its obligations hereunder if such assignee fails to perform such obligations).
[Remainder of Page Intentionally Left Blank]

     IN WITNESS WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

ARIZONA LAND INCOME CORPORATION

By:	/s/ Thomas Hislop

Name: Thomas Hislop
Title: Chairman of the Board, Chief Executive Officer and Chief Financial Officer

SUBSCRIBERS:

/s/ Jay Shidler

Jay Shidler

/s/ James Reynolds

James Reynolds

/s/ James Ingebritsen

James Ingebritsen

/s/ Lawrence Taff

Lawrence Taff

/s/ Matthew Root

Matthew Root

The Lewis Family Foundation

By:	/s/ Steven J. Lewis

Name: Steven J. Lewis
Its: Trustee

SCHEDULE A
TO SUBSCRIPTION AGREEMENT

	Class of	No. of
Subscriber	Shares	Shares	Price Per Share	Consideration
Jay Shidler	Common	423,500	$5.00	$2,117,500
James Reynolds	Common	276,500	$5.00	$1,382,500
James Ingebritsen	Common	100,000	$5.00	$500,000
Lawrence Taff	Common	100,000	$5.00	$500,000
Matthew Root	Common	100,000	$5.00	$500,000
The Lewis Family Foundation	Common	180,000	$7.50	$1,350,000
Total:		1,180,000		$6,350,000

Exhibit 3
PACIFIC OFFICE PROPERTIES TRUST, INC.
CROSS RECEIPT
     Shidler Equities L.P., a Hawaii limited partnership (the “Stockholder”), in accordance with the Subscription Agreement dated as of December 12, 2007 (the “Subscription Agreement”) by and among Arizona Land Income Corporation, an Arizona corporation, Jay Shidler, James Reynolds, James Ingebritsen, Lawrence Taff, Matthew Root and the Lewis Family Foundation, hereby acknowledges the assignment and receipt of 423,500 shares of common stock (the “Common Stock”) of Pacific Office Properties Trust, Inc., a Maryland corporation (the “Company”), registered in the name requested.
     The Company hereby acknowledges receipt from the Stockholder of same-day funds in the aggregate amount of $2,117,500.00, representing payment for the above-mentioned Common Stock, payable to the order of the Company in full satisfaction of the Stockholder’s obligations pursuant to the Subscription Agreement.
     This cross receipt may be executed in counterparts.
Dated: March 19, 2008

STOCKHOLDER:

SHIDLER EQUITIES L.P. a Hawaii limited partnership

By:	Shidler Equities Corp.
a Hawaii corporation

By:	/s/ Jay H. Shidler

Jay H. Shidler, President

COMPANY:

/s/ Kimberly F. Aquino

By: Kimberly F. Aquino
Title: Secretary